ESCADA

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06018030

ESCADA signs license agreement with CWF for ESCADA Kids

Munich/Paris, 27. October 2006 – The Munich-based luxury fashion company ESCADA AG has signed a license agreement with CWF Group (Children Worldwide Fashion S.A.S) for kids' fashion of the ESCADA brand. Starting with the Fall/Winter collection 2007, CWF will become ESCADA's licensee with responsibility for the creation, production and distribution of the ESCADA Kids collection. ESCADA Kids is designed for girls up to the age of 16 years.

CWF is already partner for premium brands in the adult fashion segment, which are positioned in the luxury range: BURBERRY, CHLOE, DKNY, ELLE, MARITHE + FRANCOIS GIRBAUD, MISSONI and TIMBERLAND. CWF is supported by a selective network of multi-label retailers as well as its own European network of boutiques named "Younly".

Yves Martin, CEO of CWF: "CWF welcomes the partnership with the ESCADA Group and looks forward to accompany ESCADA's growth. The ESCADA brand enjoys an undisputed international reputation and we believe it holds strong potential for development in the kids' fashion sector. We are delighted to be given the chance of offering our customers a highly exclusive ESCADA Kids Collection as of Fall/Winter 2007."

Frank Rheinboldt, CEO of ESCADA AG: "With CWF, we have found the ideal partner for our kids' fashion. I am certain that CWF will look after our brand in the same way as customers are used to from ESCADA: demanding highest quality, with a preference to work with special materials and a sense for detail and color."

For further information:

Financial Press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com